UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 29, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

ANNUAL GENERAL MEETING

ATTENDANCE SLIP

To: China Eastern Airlines Corporation Limited (the “Company”)

I/We intend to attend the annual general meeting of the Company to be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the People’s Republic of China, at 9:30 a.m. on Tuesday, 16 June 2015 personally/by appointing a proxy.

Name
Number of H Share(s) Held
Identity Card/Passport Number
Shareholder’s Account Number
Correspondence Address
Telephone Number

Signature(s): ____________________________	Date: ____________________________

Notes:

1.	Please print your full name in English as well as in Chinese (as registered in the register of members).

2.	Please attach a photocopy of the relevant page(s) in your Identity Card/Passport showing your name and your photo.

3.	Please attach a photocopy of the documents certifying your shareholding.

4.	As for items (personally/by appointing a proxy) and (Identity Card/Passport Number), please delete the items as appropriate.

5.	This slip must be completed and signed and be received at the place of business of the Board Secretarial Office of the Company located at Room 307, China Eastern Airlines Building No. 1 (Next to Terminal One of Shanghai Hongqiao International Airport), 92 Konggang 3rd Road, Changning District, Shanghai, the PRC from 9:00 a.m. to 4:00 p.m. on 26 May 2015 (if by facsimile) or between 19 May 2015 to 26 May 2015 (if by post). The slip must be addressed to the Office of Secretary of the Board of Directors.

The slip can be sent to the Company by way of personal delivery, mail (zip code: 200335) or by fax (fax number: +86 21 62686116).